Louis M. Riccio, Jr.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	PHONE: (734) 384-2891
FAX: (734) 457-4910

February 5, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attn:  Rufus Decker

RE:	Form 10-K for fiscal year ended April 25, 2009
Form 10-Q for the period ended October 24, 2009
Definitive Proxy Statement on Schedule 14A filed July 1, 2009
File No. 001-09656

Dear Mr. Decker:

This letter is being sent in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated January 12, 2010 (the “Comment Letter”), addressed to Mr. Kurt L. Darrow, La-Z-Boy Incorporated’s President and Chief Executive Officer.

For convenience of reference, we have set forth your comments below, followed by our response.

FORM 10-K FOR THE YEAR ENDED APRIL 25, 2009

Critical Accounting Policies

Revenue Recognition and Related Allowances, page 34

1.
We note your response to comment seven from our letter dated October 27, 2009.  In your response, you supplementally explained the reasons for the significant increase in the allowance despite a 15% decrease in sales during 2009.  However, it is unclear how you intend to revise your MD&A in future filings to more fully explain how the fluctuations in each of these line items related to each other.  Your proposed future filing disclosures provided in your response appear to deal solely with changes to critical accounting policies.  Please show us how you will revise your MD&A to more fully explain the reason for fluctuations in your allowance between periods and the reasons why those fluctuations did or did not correlate to fluctuations in sales over the same period.

Response:
In our SG&A discussions in our MD&A on Form 10-K, we will include a discussion similar to the following (discussion relates to FY09 changes):

During the second half of fiscal 2009, we experienced a sudden decrease in sales of 22.7% when compared to the second half of fiscal 2008 as a result of deteriorating economic conditions.   This sudden deterioration in economic conditions affected the liquidity of some of our customers and their ability to pay outstanding past due balances which resulted in our decision to record additional bad debt expense of $16.9 million during the second half of fiscal 2009 and $28.2 million in the full fiscal 2009 year.  Additionally, during the fiscal year we determined a portion of our receivables to be uncollectible resulting in a $16.2 million write-off against our provision.

To the extent that similar circumstances occur in the future, we will discuss the relationships of our bad debt expense and allowance trends as compared to the sales trends.

Consolidated Financial Statements

Note 1:  Accounting Policies, page 46

2.
We note your response to comment 14 from our letter dated October 27, 2009.  Since practices among companies similar to yours may vary, we believe you should revise your future filings to clarify the retailers responsibilities for displaying and merchandising products as well as their responsibilities for the ongoing management of dedicated retail space.

Response:
We will revise our future 10-K filings under Part I, Item 1 Business in the “Customers” section to clarify the retailer’s responsibilities of our La-Z-Boy Furniture Galleries® dealers and our Comfort Studios®.  Our discussion will be similar to the following:

The La-Z-Boy Furniture Galleries® dealers and the Comfort Studios® retailers are responsible for displaying and merchandising the product in the dedicated retail space.

Note 15:  Segment Information, page 64

3.
We note your response to comment 19 from our letter dated October 27, 2009 and the revisions made in your October 24, 2009 Form 10-Q.  Please revise your future filings so that eliminations are shown separately from other types of reconciling amounts.  Please also revise your segment sales and operating income (loss) tables to include footnotes quantifying the inter-company transactions for each segment that required the eliminating entries.  See paragraph 32 of SFAS 131.  Please show us in your supplemental response what the revisions will look like.

Response:
As presented below, we will revise our future filings to show eliminations separately from other types of reconciling amounts.  Inter-company sales or profits did not amount to more than 10% of any segment’s sales or profits, so we did not consider the amounts to be material and therefore we have not included footnotes quantifying these transactions.

	Second Quarter Ended		Six Months Ended
(Unaudited, amounts in thousands)	10/24/09 (13 weeks)	10/25/08 (13 weeks)	10/24/09 (26 weeks)	10/25/08 (26 weeks)
Sales
Upholstery Group	$232,780	$247,934	$429,472	$485,052
Casegoods Group	37,302	48,473	73,167	96,594
Retail Group	38,014	39,484	73,976	81,911
VIEs	12,248	11,793	23,987	25,871
Corporate and Other	1,678	1,628	3,539	2,278
Eliminations	(21,315)	(17,364)	(40,763)	(38,106)
Consolidated	$300,707	$331,948	$563,378	$653,600

Operating income (loss)
Upholstery Group	$25,359	$8,338	$41,649	$18,194
Casegoods Group	(184)	755	(305)	2,132
Retail Group	(5,301)	(10,391)	(10,969)	(20,401)
VIEs	(402)	(2,621)	(137)	(3,709)
Corporate and Other	(8,424)	(8,722)	(15,524)	(14,071)
Goodwill write-down	—	(408)	—	(1,700)
Restructuring	(1,183)	(2,923)	(2,220)	(9,499)
	$9,865	$(15,972)	$12,494	$(29,054)

Note 21:  Fair Value Measurements, page 73

4.
We note your response to comment 21 from our letter dated October 27, 2009 in which you indicate that you did not measure any assets or liabilities at fair value on a recurring basis during fiscal 2010.  However, as a result of performing an impairment analysis during fiscal 2009, it appears that you measured goodwill and other assets at fair value on a non-recurring basis during fiscal 2009.  Since the disclosures required by paragraphs 33-35 of SFAS 157 are required for each annual and interim period presented, it is unclear how the proposed future filing disclosures you provided in your supplemental response meet the requirements of paragraphs 33-35 of SFAS 157.  Please advise or show us how you plan to revise your future filing disclosures to address this comment.

Response:
SFAS 157 for non-financial assets was effective for our company for annual and interim periods beginning in our fiscal 2010 which began on April 26, 2009.   Because we did not perform nonrecurring assessments for any of our non-financial assets during the first half of fiscal 2010, we have not included disclosures on nonrecurring assessments.   To the extent that we have nonrecurring assessments of non-financial assets in future periods, we will include the disclosures required by paragraphs 33-35 of SFAS 157.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 24, 2009

Unaudited Consolidated Financial Statements

Note 4:  Restricted Cash, page 8

5.
We note your response to comment 22 from our letter dated October 27, 2009.  As previously requested, please revise your MD&A to quantify the thresholds at which the excess loss insurance coverage would take effect for each risk (e.g. workers compensation, automobile liability, etc.).  Your response letter indicated a range of excess loss insurance deductibles; however, these amounts were not presented in your proposed revisions to future filings.  Please show us how you will revise your future filings accordingly.

Response:
In future filings, we will include the following as part of our critical accounting policies in our Form 10-K MD&A:

We have various excess loss coverages for auto, product liability and workers’ compensation.  Our deductibles generally do not exceed $1.0 million.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON JULY 1, 2009

Compensation Discussion and Analysis

Base Salary, page 16

6.
We note your response to comment 27 of our letter dated October 27, 2009.  Please be advised that in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when a registrant requests confidential treatment or confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.  As such, simply stating that disclosure of personal objectives “could reveal highly confidential business plans” is insufficient for purposes of complying with Instruction 4.  Please provide us supplementally with your analysis as to why the disclosure of these personal objectives is likely to cause you significant competitive harm.

Response:
The company, as we noted in our initial response, will disclose personal objectives in future filings unless doing so would likely cause it significant competitive harm.  Our original response was intended merely to indicate that there could be times when disclosure of personal objectives would include confidential trade secrets or commercial or financial information.  For instance, if, hypothetically, an executive had as a personal objective progress on a new product or business model that the company had not disclosed, making such disclosure prematurely would provide competitors advance notice and enable them to blunt the impact of our innovation.

We acknowledge that the standard for excluding this information under Instruction 4 to Item 402(b) would be the same as under Rule 406 or Rule 24b-2 (Exemption 4 of the Freedom of Information Act).  If we were to exclude personal objectives in future filings, we understand that we would have to be prepared to justify the exclusion under that standard.

Management Incentive Plan, page 16

7.
We note your response to comment 28 of our letter dated October 27, 2009.  Item 402(b)(2)(v) of Regulation S-K requires disclosure of specific items of corporate performance taken into account in setting compensation policies and making compensation decisions, which would include both qualitative and quantitative targets.  Because payment of MIP awards is based solely upon the achievement of the operating margin and sales targets, making these performance targets integral to an investor’s understanding of the company’s compensation program, we do not agree with your conclusion that disclosure of numeric targets is not material to investors.  We note a similar concern with respect to the third paragraph of your response.  Further, the competitive analysis provided in the second paragraph of your response is too broad and generic and lacks a legal and factual analysis that explains in detail how disclosure of each of the items you seek to keep confidential is likely to cause you significant competitive harm.  Please provide to us on a supplemental basis a more detailed analysis as called for in the preceding base salary comment above.  We may have additional comments following review of your supplemental response.

Response:
1.
Numeric bonus targets of disclosed financial measures are immaterial to investors, particularly for a year in which there was an unprecedented worldwide financial collapse and our executives received no incentive compensation.

We wrote previously that we believe that the numeric targets of our MIP awards would be immaterial to investors.  We have already disclosed the named executive officers’ actual compensation, additional compensation that they were eligible to receive, the financial measures utilized in determining whether they received that additional compensation, and the Company’s actual results on those financial measures.  An executive’s compensation arrangements can be readily understood without the additional disclosure of the numeric targets the Company utilized, which fade to irrelevance along side the financial measures the Company actually achieved, especially in a year in which executives received no additional compensation.

This was particularly true in FY2009, which ran from May 2008 to April 2009.  During those 12 months, after the numeric targets were set, economic conditions changed drastically.  Long before the end of that period, it became apparent that the ongoing worldwide financial collapse had rendered our FY2009 targets based on consolidated results completely unattainable and irrelevant.

In FY2008, La-Z-Boy lost $7.5 million or 15 cents per share.  In FY2009, the Company lost $121 million, or $2.36 per share.  Without revealing the numeric targets, it is reasonable to assume that the Company’s overall performance fell far short of the level necessary for the Company’s top executives to receive bonuses.  In the face of performance dramatically worse than that of the prior year, an investor would be concerned not about bonus targets set in an earlier, different economy, but actual performance attained in the real world.

We acknowledge that this argument has less force as applied to future years, but it is still the case in any year that an investor who already knows the financial measures utilized in incentive compensation will want to know how the Company performed on those measures rather than the numeric targets utilized.

The targets are particularly immaterial with regard to Mr. Sawyer.  His MIP award was based not on the Company’s overall performance discussed above but on the performance of two small subsidiaries, England, Inc. and Bauhaus U.S.A., Inc.  The performance of these two companies is included in our upholstery segment reporting but pales in comparison to the financial performance of our La-Z-Boy division.  An investor would have no interest in the performance of these entities in isolation, much less numeric targets used to pay bonuses based on the entities’ performance.  We discuss below why disclosing this information on England and Bauhaus would harm them competitively.

Finally, Mr. Bacon’s bonus was based on the performance of the Company’s retail segment, and Mr. Kincaid’s bonus was based one half on the performance of the Company’s casegoods segment and one half on the performance of Kincaid Furniture Company, Incorporated, of which he also serves as President.  We report the actual sales and operating income achieved by the retail and casegoods segments respectively, and numeric bonus targets related to individual segments, and particularly one part of the casegoods segment (the Kincaid Furniture subsidiary), would not be material.

Investors know the segment results and the Company’s overall results, and they know that La-Z-Boy’s named executive officers received no bonuses or performance-based shares of stock.  They know the extra compensation that the executives could have obtained under the Company’s compensation program.  Knowing what would have been necessary in that extraordinary year for executives to receive compensation that they did not receive would not assist investors in deciding whether to buy or sell the Company’s stock, and the information therefore is immaterial.

2.    Disclosing numeric targets would harm the Company competitively.

As the Staff knows and as we discussed above, the standard for not disclosing our numerical performance targets under Instruction 4 to Item 402(b) is the same as under Rule 406 or Rule 24b-2 (Exemption 4 of the Freedom of Information Act), that is “trade secrets and commercial or financial information obtained from a person and privileged or confidential….” 5 U.S.C. § 552(b)(4).  The targets we have not disclosed consist of commercial and financial information, and of course all information obtained by the Commission pursuant to the Securities Exchange Act of 1934 is “obtained from a person.” Therefore, if the information were material, the only real issue would be whether it was either “privileged” or “confidential.”

As noted in Staff Legal Bulletin No. 1 (Feb. 28, 1997), one of the leading cases interpreting the FOIA (b)(4) exemption is National Parks & Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974). In that case, after discussing the legislative history of the section, the court concluded:

To summarize, commercial or financial matter is “confidential” for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) … or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.

498 F.2d at 770.

Disclosing the performance targets in question would be likely to cause substantial harm to the competitive position of La-Z-Boy in the following ways:

a.	Competitors would be aided in making decisions on how to compete with La-Z-Boy.

As we previously disclosed, La-Z-Boy has recently invested millions of dollars in a multiyear project to convert its branded upholstery manufacturing from the system that upholstery companies have used for decades to a cell manufacturing system.  This is essentially a new way of doing business for the furniture industry.  La-Z-Boy’s competitors have not made this conversion, but they may well be considering it.  By sharing with our competitors the results that this conversion was designed to achieve, we would assist them in deciding whether to make the required investment themselves or stay with the old manufacturing model.  Whereas La-Z-Boy incurred the cost and took the risk in making this conversion, we would provide to our competitors, free of charge, what we learned in the process regarding financial impact and the impact we planned to achieve.

b.            Competitors would acquire information to use in competing against La-Z-Boy.

By disclosing the results that our efforts were designed to achieve, particularly in a year in which, in stark contrast to our targeted performance, the Company lost $121 million, we would essentially be opening up our business plan to our competitors.  La-Z-Boy is the dominant distributor of upholstered furniture in the United States, and our competitors would build their market strategy to undermine ours.  By examining the sales, operating margin, and other measures the Company sought to achieve, competitors, with their knowledge of La-Z-Boy, its customers, and the industry generally, would gain insight into the balance the Company sought to achieve between higher volume and higher margins.  Our competitors would then know how to price their own goods to undermine La-Z-Boy’s strategy.  If La-Z-Boy were sacrificing volume to attain higher margins, our competitors could approach our customers, assert that La-Z-Boy’s products were overpriced, and attempt to steal market share.  Similarly, if La-Z-Boy planned to make up for reduced margins with greater top line growth, our competitors could try to damage La-Z-Boy by pricing just below La-Z-Boy’s breakeven point.

c.            Individual business units would be harmed by disclosure.

Disclosing the results of individual business units, which would be required in the case of Messrs Kincaid and Sawyer, would be damaging to those units.  Mr. Sawyer’s bonus was based on the performance of the Company’s England, Inc. and Bauhaus U.S.A., Inc.’s subsidiaries.  These are small companies that compete in the “promotional” segment of the market—which is to say, the lower-cost segment.  Their competitors do not disclose their results; most are private and the others are part of larger public entities that do not report results for individual units.  In competing on price, learning the margin that your competitor strives for helps you know how you can price your own product.  Mr. Kincaid’s bonus was based 50% on the performance of the Company’s Kincaid Furniture Company, Incorporated subsidiary.  Kincaid Furniture’s competitors would likewise gain knowledge of Kincaid Furniture that they would use to compete against it.

La-Z-Boy Incorporated has been very consistent regarding the financial information it discloses in its earnings releases, its communications with analysts, and its filings with the Commission.  It discloses financial information of the Company and its subsidiaries on a consolidated basis, and sales and operating income by segment as required by the accounting standards, but it does not break down the information by individual business unit.  Disclosing the performance targets for Messrs Kincaid and Sawyer for FY2009 would require disclosure of financial measures of the England, Bauhaus, and Kincaid business units that cannot be extracted from the Company’s historical financial statements, providing competitors with information about the business units that has not been disclosed in the past and would not otherwise be disclosed.  The business unit performance targets could be used by competitors, customers, and suppliers to derive information that they could use to their competitive advantage and to the Company’s commercial detriment.

Disclosure of a business unit’s performance targets and actual performance against those targets could allow third parties to determine the following:

•
Disclosure of a business unit’s sales and operating profit margin targets and the business unit’s actual performance against those targets would give third parties insight into the Company’s expectations for the business unit’s growth and profitability.  It would allow third parties to determine whether the business unit’s profitability was growing, flat, or shrinking and whether the business unit was meeting budgeted expectations.

•	By comparing these results to the Company’s consolidated financials, third parties could determine the business unit’s performance relative to that of the whole Company.

•
By reviewing a business unit’s sales and operating profit margin targets over time along with the business unit’s performance against those targets, third parties could identify trends in the Company’s growth and profit expectations for the business unit and determine its long-term success or shortcomings, draw inferences regarding how the business unit expected to achieve its targeted levels, growth, margins, costs, etc., and make assumptions for the business unit’s current year targets and target achievement difficulty.

Competitors could use this information to harm the Company as follows:

•
Competitors could identify declining profit trends of a business unit and target the business unit’s markets for increased sales efforts, which could include comparing the business unit’s past performance and predicted future performance to attack customer confidence in the business unit as a long-term provider.  With this knowledge, customers might shift their purchases to a competitor.

•
Conversely, competitors could identify increasing profit trends and determine that a business unit was very successful and making operating profit margins higher than industry norms.  Competitors could use this information in discussions with customers to compare their own margins against the business unit’s margins and either undercut the Company’s pricing and margins or encourage the customers to demand price concessions from the business unit.

•
Furthermore, competitors and potential competitors could identify a business unit producing exceptional operating profits or growth trends and target the business unit’s markets for increased investment and sales efforts in order to increase the competitors’ market share in the profitable market.  This increased investment and sales effort could cause the business unit to lose market share or increase its costs in order to maintain its market share.

•
Since most of the business units’ competitors do not disclose financial results, they would gain an unfair advantage over the Company’s business units.  For instance, competitors could structure their profit growth models to match or exceed the business unit’s growth and structure their strategic business models (e.g., acquisitions, market share) and growth plans based on a business unit’s performance, but the business units would not have this knowledge regarding its competitors to respond in kind.

Customers and suppliers could also make use of this information, as follows:

•
If customers know from historical performance targets and performance against the targets that the business unit’s growth historically lags behind or exceeds consolidated Company growth, then customers could estimate the business unit’s performance with respect to its targets (e.g., falling short or exceeding its targets) for the first few quarters and use that information in negotiations against the business unit.  For instance, customers could estimate the business unit’s need to achieve increased sales volumes or willingness to reduce product prices for the remainder of the year.

•
Conversely, if customers identified a successful business unit with increasing operating profits, they might demand to share in those profits.  Similarly, suppliers might increase their prices to the business unit if they knew that the unit had higher profit margins.

•
If customers knew whether, or the level at which, a business unit’s performance targets for the previous year’s operating margin were or were not met, they would gain insight into the business unit’s ability to negotiate new or different terms for the current year (e.g., pricing and volume) and know whether to use the previous year’s terms or negotiations as starting points or use higher or lower terms.

For these reasons, the Company is especially concerned about disclosing the numeric targets that applied for bonuses to Messrs Kincaid and Sawyer.  Please be aware, however, that for the Company’s FY2010, the bonus targets of all of the named executive officers are based on the Company’s consolidated results.  The Company has not made a final decision on the basis of bonus targets in future years.  Disclosing the consolidated targets, however, would competitively harm the Company for the reasons discussed above, while offering investors nothing of real value.  Accordingly, we again respectfully urge the Staff not to require additional disclosure. We acknowledge that in future filings, we must provide meaningful specificity on the difficulty of achieving the undisclosed numeric targets, including support for our description on the difficulty.

In connection with your comments and our responses, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer